CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$14,000	$1.50

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $519,209.42 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $1.50 offset against the registration fee due for this offering and of which $519,207.92 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 255 To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 39-I dated August 21, 2006	Registration Statement No. 333-130051 Dated December 22, 2006 Rule 424(b)(2)

Structured Investments

JPMorgan Chase & Co.
$14,000
Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the FTSETM 100 Index due December 29, 2008

General

  The notes are designed for investors who seek an uncapped return of 1.28 times the appreciation of an equally weighted basket of domestic and international indices at maturity. Investors should be willing to forgo interest and dividend payments and be willing to lose up to 95% of their principal if the Basket declines.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 29, 2008†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on December 22, 2006, and are expected to settle on or about December 29, 2006.

Key Terms

Basket:

The notes are linked to an equally weighted basket consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® and the FTSETM 100 Index (each a “Basket Index” and, together, the “Basket Indices”).

Index Weightings:

The S&P Weighting is 25%, the Nikkei Weighting is 25%, the EURO STOXX Weighting is 25% and the FTSE Weighting is 25% (each an “Index Weighting” and, collectively, the “Index Weightings”), respectively, of the value of the Basket.

Upside Leverage Factor:	1.28.
Buffer Amount:	5%, which results in a minimum payment at maturity of $50 per $1,000 principal amount note.
Payment at Maturity:

If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by 1.28. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return x 1.28)]

Your principal is protected against up to a 5% decline in the Basket at maturity. If the Ending Basket Level declines from the Starting Basket Level by up to 5%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level declines from the Starting Basket Level by more than 5%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 5%. Accordingly, if the Basket Return is negative, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 5%)]
If the Ending Basket Level declines from the Starting Basket Level by more than 5%, you could lose up to $950 per $1,000 principal amount note.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which was December 22, 2006.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:
100 x [1 + (the S&P Return * the S&P Weighting) + (the Nikkei Return * the Nikkei Weighting) + (the EURO STOXX Return * the EURO STOXX Weighting) + (the FTSE Return * the FTSE Weighting) ]

The S&P Return, the Nikkei Return, the EURO STOXX Return and the FTSE Return are the performance of the respective Basket Index, expressed as a percentage, from the respective index closing level on the pricing date to the respective index closing level on the Observation Date. The S&P Starting Level, the Nikkei Starting Level, the EURO STOXX Starting Level and the FTSE Starting Level will be the closing level of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the FTSETM 100 Index, respectively, on the pricing date. For additional information, see “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 39-I.

Observation Date†:	December 23, 2008
Maturity Date†:	December 29, 2008
CUSIP:	48123JLK3
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 39-I and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$24	$976

Total	$14,000	$336	$13,664

(1)

J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $24.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $5.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-34 of the accompanying product supplement no. 39-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

December 22, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-I dated August 21, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated December 5, 2006 and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 39-I dated August 21, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206002333/e24802_424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by an Upside Leverage Factor of 1.28. Because the notes are our senior obligations, payment at maturity of any amount is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of your notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 5%. If the Ending Basket Level declines by more than 5%, for every 1% decline beyond 5%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $50 for each $1,000 principal amount note.
  DIVERSIFICATION AMONG THE BASKET INDICES — The return on the notes is linked to an equally weighted basket consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the FTSETM 100 Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and which, therefore, are among the most actively traded on that exchange. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The FTSETM 100 Index measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the London Stock Exchange. For additional information about the Basket and each Basket Index, please see “The S&P 500® Index”, “The Nikkei 225 Index”, “The Dow Jones EURO STOXX 50® Index” and “The FTSETM 100 Index” in the accompanying product supplement no. 39-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization or treatment is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-I dated August 21, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $50 per $1,000 principal amount. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 5% buffer. Accordingly, you could lose up to $950 for each $1,000 principal amount note that you invest in.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the FTSETM 100 Index
PS-1
  not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks underlying the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the FTSETM 100 Index are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any appropriate action that might affect the value of the S&P 500® Index or the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Indices;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the dollar, the euro, the yen and the pound; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The hypothetical total returns set forth below reflect the upside leverage factor of 1.28. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return

180	80.00%	102.40%
160	60.00%	76.80%
150	50.00%	64.00%
140	40.00%	51.20%
130	30.00%	38.40%
120	20.00%	25.60%
110	10.00%	12.80%
105	5.00%	6.40%
100	0.00%	0.00%
95	-5.00%	0.00%
90	-10.00%	-5.00%
85	-15.00%	-10.00%
80	-20.00%	-15.00%
70	-30.00%	-25.00%
60	-40.00%	-35.00%
50	-50.00%	-45.00%
40	-60.00%	-55.00%
30	-70.00%	-65.00%
20	-80.00%	-75.00%
10	-90.00%	-85.00%
0	-100.00%	-95.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the FTSETM 100 Index
PS-2

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.
Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, the investor receives a payment at maturity of $1,064 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 1.28)] = $1,064

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 95.
Because the Ending Basket Level of 95 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 5%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 80.
Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100, the Basket Return is negative and the investor receives a payment at maturity of $850 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 5%)] = $850

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0.
Because the Ending Basket Level of 0 is less than the Starting Basket Level of 100, the Basket Return is negative and the investor receives a payment at maturity of $50 per $1,000 principal amount note, which reflects the principal protection provided by the 5% Buffer Amount, calculated as follows:

$1,000 + [$1,000 x (-100% + 5%)] = $50

Historical Information

The following graphs show the weekly performance of each Basket Index as well as the Basket as a whole from January 5, 2001 through December 22, 2006. The graph of the historical Basket performance assumes the Basket level on January 5, 2001 was 100 and the Index Weightings specified on the cover of this pricing supplement on that date. The closing level of the S&P 500® Index on December 22, 2006 was 1410.76. The closing level of the Nikkei 225 Index on December 22, 2006 was 17104.96. The closing level of the Dow Jones EURO STOXX 50® Index on December 22, 2006 was 4073.50. The closing level of the FTSETM 100 Index on December 22, 2006 was 6190.00.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of any of your initial investment.

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the FTSETM 100 Index
PS-3

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fourth business day following the pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the FTSETM 100 Index
PS-4